197 Clarendon Street

Boston, Massachusetts 02116

(617) 572-0070

Email: mramirez@jhancock.com

Michael A Ramirez

AVP & Senior Counsel

July 14, 2025

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed March 31, 2025, for Majestic Variable Universal Life 2025 (“MVUL 25”) Policies (“Policies”), File No. 333-286256

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed March 31, 2025, for Majestic Variable Universal Life 2025 Employer Market (“MVUL 25 EM”) Policies (“Policies”), File No. 333-286257

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff comments that you provided orally on July 8, 2025, in connection with the above-captioned Registration Statements.

Page numbers cited in our below recitations of the staff’s comments refer to the page numbers in the marked courtesy copy on which the staff based its comments.

PROSPECTUS COMMENTS:

COMMENT 1: On page 12, Footnote 4 in the “Fee Table” section, rephrase the first sentence to clarify the Advance Contribution Charge.

RESPONSE: We’ve revised this statement to clarify how the Advance Contribution Charge is determined. We maintained the “advance” concept to convey that the excess premiums are paid earlier than they would be due based on their premium payment schedule, while including the “excess” premium above target premium concept. The sentence is modified as follows:

“This charge is determined by taking the advance, excess (if any) of cumulative premiums paid over the Advance Contribution Limit multiplied by the number of years that your policy has been in effect, and multiplying the result by the Advance Contribution Charge Rate, through policy year 10.”

COMMENT 2: In the same footnote, please ensure that the text regarding the minimum and maximum rates in the statutory prospectus, which was subsequently deleted based on comments received on May 29, 2025, is also removed from the corresponding initial summary prospectus (“ISP”).

RESPONSE: This sentence has been removed from the footnote in the statutory prospectuses and the ISPs.

COMMENT 3: On page 26, the statutory prospectus contains the following paragraph: “Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.” This paragraph does not appear in the ISP. Please verify whether this language should also be included in the ISP.

RESPONSE: We will include this sentence in the ISP.

COMMENT 4: On page 53, please revise the first sentence of the Advance Contribution Charge to clarify “additional expense,” and “advance premium payments.”

RESPONSE: We revised this sentence for clarity and have made the following modification (new language italicized):

“A monthly charge to help offset the additional sales expenses incurred by policies that have been over-funded with advance, excess premium payments which increase the amount of up-front commissions paid.”

COMMENT 5: On page 53 in the Advance Contribution Charge description, explain the rationale behind the company incurring additional sales expenses as a result of paying excessive premium payments.

RESPONSE: We added additional explanatory language (see prior Response for new language).

COMMENT 6: On page 53, revise the second sentence of the Advance Contribution Charge to ensure consistency with the feedback provided for Footnote 4 in the “Fee Table” section, as referenced in COMMENT 1 above.

RESPONSE: We revised the disclosure accordingly, incorporating disclosure as applicable.

COMMENT 7: The Advance Contribution Charge description within the statutory prospectus and ISP state: “The Advance Contribution Limit varies depending upon the issue age, insurance risk characteristics and gender of the insured person.” This language also appears in Footnote 4 on page 12. Please revise both sections to clarify how the charge varies based on these characteristics, specifically in relation to the Advance Contribution Charge.

RESPONSE: We have added additional disclosure as follows:

“Although the Advance Contribution Charge Rate is the same for all insured persons, since the Advance Contribution Limit varies, the actual Advance Contribution Charge will vary by each insured person’s circumstances.”

We believe that the foregoing is responsive to the comments to date received on the Form N-6 initial filing from March 31, 2025. The changes reflected will be incorporated into the Registration Statement via pre-effective amendment. If there are any questions or additional comments, please do not hesitate to reach me or Lauren Daudelin at 617-572-9998 or by email at lauren_daudelin@jhancock.com.

Thank you,

/s/ Michael A. Ramirez

Michael A. Ramirez